FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of November 2008
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine – BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES
CGGVeritas Announces 2008 Third Quarter Results
Record Quarter with Net Income at $162 M, up 73% year on year
2008 Objectives Confirmed
Record Backlog of $1.9 B
PARIS, France – November 7th 2008 – CGGVeritas (ISIN: 0000120164 – NYSE: CGV) today announced its third quarter 2008 unaudited financial results. All comparisons are made on a year-on-year basis with third quarter 2007 figures unless otherwise stated.
During the third quarter of 2008 CGGVeritas delivered its strongest quarter on record:
■	Group revenue was up 28% to $1.062 billion.

■	Group operating income was up 69% to $265 million, a 25% operating margin.

■	Sercel external revenue grew 29% to $300 million as demand for 428 XL land technology continued to strengthen. Operating margin was 33%.

■	Services revenue grew 28% to $762 million driven by high marine availability and production rates and strong multi-client prefunding. Operating margin was 23%.

■	Net income was $162 million representing 15% of revenue. It corresponds to $1.14 per ADS. Net income in Euros was €105 million. It corresponds to €0.74 earnings per share (EPS).

■	Net free cash flow was $65 million and the net debt/equity ratio stood at 42%.

■	Backlog as of October 1, 2008 was a record $1.9 billion.
CGGVeritas Chairman & CEO, Robert Brunck commented:
“I am very pleased to report record operational and financial performance during the quarter confirming our previously communicated strong second half of 2008. Looking forward, based on very high deliveries of land equipment in Sercel and strengthening multi-client sales in the fourth quarter, I confirm our confidence in achieving our 2008 objectives.
Despite the current instability of the global financial markets and uncertainties related to an economic slowdown, oil supply continues to be particularly challenging for our customers as reserve replacement rates remain low and decline rates are increasingly high. For this reason, through lowering the risks associated with finding and producing reserves, high-end differentiated seismic provides enhanced value and productivity to our clients.
With our solid financial position including long term debt maturity, industrial strength and expertise, along with our record backlog of near $2 billion, I am confident in our capacity to deliver robust performance and strength in the market.”

Third Quarter 2008 Performance and Highlights
Group Revenue was $1,062 million (€692 million), compared to $829 million (€607 million). The 28% growth in $ was driven by Sercel sales, marine performance, and multi-client sales.
Group Operating Income was $265 million (€173 million), up 69% in $ and up 51% in €, with a 25% operating margin, compared to $157 million (€115 million) and a 19% margin last year.
Group EBITDAs was $467 million (€304 million) up 27% in $ and up 12% in € compared to $369 million (€271 million) last year. EBITDAs margin was 44% this quarter.
Group Net Income was $162 million (€105 million), up 73% in $ and up 53% in € compared to $94 million (€69 million), resulting in earnings of $1.14 per ADS and €0.74 per ordinary share.
The Effective Tax Rate, not including deferred tax on currency translation, was 30%.
Net Free Cash Flow was $65 million (€42 million) and Group Net Debt decreased over the quarter to $1.57 billion (€1.1 billion), corresponding to a 42% net debt / equity gearing ratio.
Industrial Capex was $52 million (€34 million) while multi-client Capex was $146 million (€95 million) as the acquisition of our Garden Banks wide-azimuth (WAZ) in the Gulf of Mexico (GoM) continued to progress well. Multi-client prefunding was 102%.
The Net Book Value of the multi-client library was stable compared to last quarter and closed at $776 million (€542 million) distributed with $579 million (€405 million) for our marine library and $197million (€138 million) for our land library. The multi-client amortization rate was 54%.
Comparison with Third Quarter 2007

	Third Quarter		Third Quarter
	(in million euros)		(in million dollars)
	2008	2007	2008	2007
Consolidated Statement of Income
Exchange rate	1.537	1.365	1.537	1.365
Operating revenue	691.6	607.2	1062.2	828.6
Sercel	204.1	213.1	313.5	290.8
Services	496.0	436.8	761.7	595.8
Elimination	-8.5	-42.7	-13.1	-57.9
Gross profit	246.9	175.5	379.0	240.1
Operating income	172.8	114.7	265.1	156.8
Sercel	66.7	72.4	102.5	98.8
Services	112.7	71.8	172.9	98.1
Corporate and Elimination	-6.5	-29.5	-10.1	-40.1
Cost of financial debt	-18.7	-25.1	-28.6	-34.4
Income tax	-52.1	-19.3	-80.0	-26.8
Income from equity investments	-0.6	1.3	-0.9	1.7
Net income	105.4	68.7	161.7	93.5
Earnings per share (€) / per ADS ($)	0.74	0.51	1.14	0.69
EBITDAs	304.3	271.2	467.2	369.4
Sercel	72.8	77.6	111.8	105.8
Services	239.2	220.2	367.3	299.7
Industrial Capex	33.4	67.8	51.5	92.4
Multi-client Capex	94.9	134.1	145.8	181.6
Net debt / Equity gearing ratio	42%	46%	42%	46%

Third Quarter 2008 Business Review
Sercel
Total Revenue for Sercel was $314 million (€204 million) and external revenue was $300 million (€196 million), up 29% in $ and 15% in €. Internal sales accounted for 4% of total sales. Growing requirement for high resolution high productivity seismic drove Sercel revenue, particularly in land.
Operating Income was $103 million (€67 million), with a 33% operating margin, compared to $99 million (€72 million) and a 34% margin a year ago.
EBITDAs was $112 million (€73 million), with a 36% EBITDAs margin, compared to $106 million (€78 million) and a 36% margin last year.
Services
Revenue for Services was $762 million (€496 million), up 28% in $ and up 14% in € mainly supported by strong growth in marine contract.
Operating Income was $173 million (€113 million), with a 23% operating margin, compared to $98 million (€72 million) and a 17% margin a year ago. Strengthening multi-client sales, especially our WAZ projects and high vessel utilization rates were the main drivers of third quarter performance.
EBITDAs was $367 million (€239 million), a 48% EBITDAs margin compared to $300 million (€220 million) a 50% margin last year.
■	Marine contract revenue reached $320 million (€208 million) up 86% in $ and up 66% in €. We operated 65% of our high-end 3D fleet on contract, mainly in Asia Pacific, the North Sea and the east coast of Canada.

■	Land contract revenue was $131 million (€85 million) up 3% in $ and down 8% in €. We operated 19 crews in select locations with 10 in the E. Hemisphere and 9 in the W. Hemisphere. During the quarter, we implemented our first V1 patented technology in Egypt.

■	Processing & Imaging revenue was $99 million (€65 million) up 13% in $ and flat in € based on growing interest in our new high-end imaging and depth migration technologies, that led to increased direct awards and the renewal of dedicated centers.

■	Multi-client revenue was $212 million (€138 million) up 3% in $ and down 10% in €. The amortization rate for multi-client sales was 54% and split 50% in marine and 69% in land.
Multi-client marine revenue was $169 million (€110 million) up 9% in $ and down 4% in €. Marine multi-client Capex reached $118 million (€77 million) as 4 vessels were shooting in the GoM, Brazil and the North Sea in our core areas. Prefunding for marine multi-client was $125 million (€81 million) with a prefunding rate of 106% driven by sales of our leading WAZ programs. After-sales revenue was $44 million (€28 million).
Multi-client land revenue was $44 million (€28 million) down 20% in $ and 29% in € while our Capex eased as planned to $28 million (€18 million). Prefunding revenue was $24 million (€16 million) with a prefunding rate of 88%. After-sales revenue was $19 million (€13 million).

Cash and Balance Sheet
Cash generated by operations increased 21% sequentially to $298 million (€194 million).
Group net free cash flow for the quarter was $65 million (€42 million) and at the end of September 2008, the net debt decreased to $1,572 million (€1,099 million). The net debt to equity ratio was 42%.
The gross debt was $2,026 million (€1,416 million). The main components of the debt are as follows:
-	Term Loan B: Senior secured facility, Libor + 2% — $883M outstanding — maturity 2014

-	7 1/2% Senior Notes: $530M outstanding — maturity 2015

-	7 3/4% Senior Notes: $400M outstanding — maturity 2017
Year to Date 2008 Performance and Highlights
Group Revenue was $2,809 million (€1,836 million), up 18% in $ and up 4% in € compared to $2,375 million (€1,771 million) a year ago. Growth was driven by sustained sales of Sercel equipment and a high level of land and marine contract activity in Services.
Group Operating Income was $600 million (€392 million), up 25% in $ and up 10% in €, with a 21% operating margin, compared to $481 million (€359 million) and a 20% margin last year.
Group EBITDAs was $1,150 million (€751 million) compared to $992 million (€739 million), EBITDAs margin was 41%.
Group Net Income was $339 million (€221 million) up 38% compared to $245 million (€182 million) last year, resulting in an EPS of €1.55 per ordinary share and $2.38 per ADS.
The Effective Tax Rate, not including deferred tax on currency translation, was 33%.
Industrial Capex was $189 million (€123 million) while multi-client Capex was $434 million (€283 million). Prefunding rate was 82% and the amortization rate at the end of September was 51%.

Year to Date Comparison with 2007

	Year to Date		Year To Date
	(in million euros)		(in million dollars)
	2008	2007	2008	2007
Consolidated Statement of Income
Exchange rate	1.530	1.341	1.530	1.341
Operating revenue	1835.6	1770.5	2809.1	2374.6
Sercel	572.7	613.7	876.4	823.1
Services	1320.9	1252.4	2021.5	1679.7
Elimination	-58.0	-95.6	-88.8	-128.2
Gross profit	603.0	556.9	922.9	746.8
Operating income	392.2	358.7	600.2	481.0
Sercel	180.7	208.7	276.6	279.9
Services	254.4	218.6	389.3	293.2
Corporate and Elimination	-42.9	-68.6	-65.7	-92.1
Cost of financial debt	-59.8	-85.1	-91.7	-114.1
Income tax	-116.5	-91.3	-178.2	-122.4
Income from equity investments	2.4	2.5	3.7	3.4
Net income	221.2	182.3	338.5	244.5
Earnings per share (€) / per ADS ($)	1.55	1.34	2.38	1.80
EBITDAs	751.1	739.3	1149.5	991.6
Sercel	199.0	223.4	304.5	299.7
Services	601.7	577.6	920.7	774.7
Industrial Capex	123.2	189.3	188.6	253.8
Multi-client Capex	283.4	278.4	433.7	373.4
Net debt / Equity gearing ratio	42%	46%	42%	46%
Outlook
Looking forward, we expect a stronger second half of the year. This is driven by very high levels of confirmed land deliveries in Sercel and the typical strengthening of multi-client sales ahead of lease rounds. Based on this, we confirm our 2008 objectives including a reduction of our net debt to equity ratio to near 35% compared to 46% at the end of 2007.
Our backlog of near $1.9 billion a 15% increase year over year is at a record level and provides us with good visibility well into 2009.
Within the context of the current oil supply challenges and the global financial market conditions, CGGVeritas with its high-end seismic equipment and services and its solid financial position is well positioned for the future.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).
Investor Relations Contacts:

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 832 351 8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: November 7th, 2008

By	/s/ Gerard CHAMBOVET Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training, Communication and Audit